                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(A)

                        Empire Financial Holding Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    291658102
                                 (CUSIP Number)


Stanley Goldstein, Esq., Goldstein & DiGioia LLP, 45 Broadway - 11th Floor, New York, New York 10006
                              Tel. (212) 599-3322
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 28, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                   Page 1 of 7
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CUSIP NO.   291658102               13D               PAGE  2 OF 7 PAGES

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
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Kevin Gagne

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

                                                          PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

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               7    SOLE VOTING POWER   2,000,000 (see item 6)

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER 5,100 (see item 6)
BENEFICIALLY

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER      2,000,000 (see item 6)

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER 5,100 (see item 6)
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        2,005,100


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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        41.74%

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14   TYPE OF REPORTING PERSON*

                                        IN
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
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CUSIP NO.   291658102               13D               PAGE  3 OF 7 PAGES


ITEM  1. SECURITY AND ISSUER

      This Report on Form 13D relates to the Common Stock, par value $0.01 per share of Empire Financial Holding Company, a Florida corporation with its principal address at 1385 West State Road 434, Longwood, Florida 32750.

ITEM  2. IDENTITY AND BACKGROUND

      (a)(b)This Report of Form 13D is filed on behalf of Kevin Gagne, with his business address at 1385 West State Road 434, Longwood, Florida 32750. The telephone number at the business address is (407) 774-1300. The 2,000,000 shares of which Mr. Gagne holds sole dispositive power are held though the Gage First Revocable Trust, of which Mr. Gagne is trustee.

      (c) Mr. Gagne serves as Co-Chief Executive Officer, Co-President and Co-Chairman of the Board of Directors of Empire Financial Holding Company ("Empire" or "Issuer"). Empire Financial Holding Company is a holding company for three operating entities, Empire Financial Group, Inc., Advantage Trading Group, Inc. Empire Investment Advisors, Inc. Mr. Gagne also serves as President of Empire Financial Group, Inc. and Vice President of Advantage Trading Group, Inc.

      (d) During the last five years, Mr. Gagne has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Gagne has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding such violation with respect to such laws.

      (f)   Mr.  Gagne is a United States citizen.

ITEM  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Mr. Gagne has filed this Report on Form 13D to reflect his beneficial ownership of 2,000,000 shares of Common Stock of Empire. Mr. Gagne has owned these shares since prior to the initial public offering of Empire which occurred in April 2002. The shares were acquired in connection with the founding of Empire. On April 9, 2002, Empire Financial Holding Company completed its initial public offering and became subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended. Mr. Gagne owned the shares reflected in this report prior to the date of the initial public offering. The shares were obtained with his personal funds.

      In addition, Mr. Gagne and Mr. Richard Goble jointly own, through G&G Holdings, Inc., another 5,100 shares of Empire. G&G Holdings is jointly owned by such persons.

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CUSIP NO.   291658102               13D               PAGE  4 OF 7 PAGES

ITEM  4.    PURPOSE OF TRANSACTION

      Mr. Gagne acquired the securities reflected in this Schedule 13D as an investment in connection with his founding of Empire. At the current time, Mr. Gagne presently has no plans or proposals that relate to or would result in any of the actions specified in subparagraphs (b) through (j) of Item 4 of Schedule 13D; provided, however, certain business related disputes have arisen between Mr. Gagne and Mr. Richard Goble who also serves as Co-Chairman and Co-Executive officer of Empire Financial Holding Company. These disputes regard the operations and management of Empire Financial Holding Company and its subsidiaries. These disputer have led, in the judgement of Mr Gagne, to a deadlock in the management of Empire, which may effect its operation and financial condition. There can be no assurance, in the opinion of Mr. Gagne, that he and Mr. Goble will resolve their differences or that the present Board of Directors will be able to resolve the differences. Mr. Gagne may determine it to be in his best interests to seek to nominate a new slate of directors to the Board of Directors of Empire Financial Holding Company at the next annual or special meeting of the shareholders of Empire in order to obtain a change in the members, and composition of, the Board of Directors. In addition, Mr. Gagne may seek to terminate, through litigation or otherwise, the Voting Agreement and Shareholders Agreement entered into by him with Mr. Richard Goble (as described in Item 6 below), both of which agreements impact the election of directors and composition of the Board of Directors of Empire and management of the Empire. Additionally, Mr. Gagne may purchase additional shares of stock of Empire.

      Please refer to Item 6 below.

ITEM  5.    INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Gagne has the sole beneficial ownership and dispositive power of 2,000,000 shares of Common Stock, reflecting 41.6% of the outstanding common Stock of Empire Financial Holding Company , based upon the number of shares reported as outstanding (4,802,800) in the Form 10QSB for the quarter ended June 30, 2002. In addition, Mr. Gagne has shared beneficial ownership of 5,100 shares of Empire with Mr. Richard Goble.

      (b) Mr. Gagne has sole power to vote or dispose of the 2,000,000 shares (41.6%) indicated except as described; provided, however, there are certain agreements between Mr. Gagne and Mr. Richard Goble as described in Item 6 below, which impact the voting and disposition of the shares owned by Mr. Gagne and Mr. Goble. In addition, Mr. Gagne has shared beneficial ownership of 5,100 shares of Empire with Mr. Richard Goble.

      (c) No transactions were effected by the reporting person within the last 60 days. Mr. Gagne may determine to purchase additional shares of Common Stock of Empire in the future.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Mr. Gagne serves as Co-Chairman of the Board of Directors, Co-President and Co-Chief Executive Officer of Empire Financial Holding Company. The other person serving in these capacities is Mr. Richard Goble.

      Mr. Gagne and Mr. Goble are parties to two (2) separate agreements which impact the voting and disposition of shares owned by each of them. Mr. Gagne disclaims any and all beneficial ownership of the

                                    Page 4 of 7
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CUSIP NO.   291658102               13D               PAGE  5 OF 7 PAGES

shares owned by Mr.  Goble.  These agreements are described below.

      A.    Shareholders Agreement.

      Mr. Gagne and Mr. Goble and the Issuer are parties to a Shareholders Agreement dated as of March 13, 2000. The Shareholders Agreement provides that neither Gagne nor Goble shall transfer, assign, pledge, encumber or otherwise dispose of any shares or other securities (including options and warrants) of the Issuer owned by them except in compliance with the Shareholders Agreement.

      The Shareholders Agreement grants to each of Gagne and Goble a "right of first refusal" with respect to the shares owned by the other party. Under this right of first refusal, in the event that one party desires to sell all or any part of his shares and has received an offer from a third party, then the shareholder proposing to sell ("selling shareholder") must first offer the shares to the non-selling party upon the same terms as the selling shareholder proposes to sell. The selling shareholder must advise the non selling shareholder within 10 days of receipt of the third party offer. The non selling shareholder has the right to accept the offer within 20 days of receipt of the selling shareholder's offer. The non-selling shareholder may purchase all or part of the shares being offered for sale. The shares which are not accepted for purchase by the non selling shareholder may be sold by the selling shareholder, but any sale must be completed within 60 days and in conformity with the original terms of the third party offer.

      Certain permitted transfers under the Shareholders Agreement include transfers to children, spouses, trusts and entities affiliated with the shareholders, all as more fully described in the Shareholders Agreement.

      B.    Voting Agreement.

      Mr. Gagne and Mr. Goble and the issuer are parties to a Voting Agreement date as of March 13, 2000. The Voting Agreement is intended to cover the voting of the shares (and other securities, if any) owned by Mr. Gagne and Mr. Goble with respect to all maters to be voted upon by shareholders of the Issuer, including, without limitation:

            i.    Any change in authorized stock or capital structure;

            ii    any amendment to the Issuer's certificate of incorporation;

            iii   the election of directors;

            iv    any change in the number of directors;

            v     any merger of the Company; and

            vi    the adoption of any stock option plan.


      Pursuant to the agreement, the Shareholders agreed that at any meeting of shareholders of the Company and/or in connection with any corporate action by the shareholders of the Company pursuant to written consent or otherwise, all of the shares shall be voted with respect to any matter presented to the

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CUSIP NO.   291658102               13D               PAGE  6 OF 7 PAGES

shareholders of the Company in the manner and to the effect unanimously determined by the Shareholders, in each of his sole and absolute discretion. In the event that the Shareholders are not able to make such unanimous determination with respect to any matter to be presented to the shareholders of the Company, then the Shareholders agree that the Shares shall not be voted by the Shareholders with respect to such matter, but shall be voted by the Shareholders with respect to such matter in the manner and to the effect of placing that matter as the last subject to be presented to the shareholders of the Company for discussion during such shareholders meeting. In the event that the Shareholders are not able to make a unanimous determination with respect to such matter during the shareholder meeting, then the Shareholders shall vote their Shares in favor of the adjournment of the meeting to a future date mutually acceptable to the Shareholders.

      Accordingly, during the term of the agreement, neither Shareholder shall vote or attempt to vote any Shares or otherwise exercise or attempt to exercise any voting or other approval rights of any Shares without the concurrence of all the other Shareholders, and any such prohibited exercise by such Shareholder of

[remainder of page intentionally left blank]

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CUSIP NO.   291658102               13D               PAGE  7 OF 7 PAGES

voting or other approval rights shall be void and of no force or effect. In addition, each Shareholder agrees that all Shares owned by such Shareholder shall be present, in person or by proxy, at any meeting of shareholders of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      Exhibit A - Shareholders Agreement dated as of March 13, 2000.

      Exhibit B - Voting agreement dated as of March 13, 2000.

      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2002


                                        Signature:  /s/ Kevin Gagne
                                                    ----------------------------


                                        Name:             Kevin Gagne
                                                    ----------------------------



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